

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 4, 2021

Phillip L. Kumnick
Chief Executive Officer
Ipsidy Inc.
670 Long Beach Boulevard
Long Beach, New York 11561

> **Re: Ipsidy Inc.**
> **Preliminary Proxy Statement on Schedule 14A**
> **Filed January 15, 2021**
> **File No. 000-54545**

Dear Mr. Kumnick:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Technology

cc: Stephen M. Fleming, Esq.